SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File No. 1-15983

ArvinMeritor, Inc. Hourly Employees Savings Plan

(Full title of the plan)

ArvinMeritor, Inc.

2135 West Maple Road

Troy, Michigan 48084

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ARVINMERITOR, INC.

HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2
as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits	2
for the Year Ended December 31, 2005
Notes to Financial Statements as of December 31, 2005 and 2004, and	4-8

for the Year Ended December 31, 2005

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2005:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	9
as of December 31, 2005

Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions	10
for the Year Ended December 31, 2005

SIGNATURES	11
EXHIBIT – Consent of Independent Registered Public Accounting Firm	12
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ArvinMeritor, Inc. Employee Benefit Plan Committee, Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of the ArvinMeritor, Inc. Hourly Employees Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Detroit, Michigan

June 15, 2006

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments	$43,507,049	$51,908,468
Accrued receivables	44,878	35,426

TOTAL ASSETS	43,551,927	51,943,894

LIABILITIES - Accrued administrative expenses	75,803	27,500

NET ASSETS AVAILABLE FOR BENEFITS	$43,476,124	$51,916,394

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
CONTRIBUTIONS:
Participant contributions	$2,015,681
Employer contributions	734,589

Total contributions	2,750,270

INVESTMENT INCOME (LOSS):
Dividends and interest	1,615,461
Net depreciation in fair value of investments	(1,718,194)

Net investment loss	(102,733)

DEDUCTIONS:
Benefits paid to participants	(10,998,888)
Administrative expenses	(85,868)
Net transfers	(3,051)

Total deductions	(11,087,807)

DECREASE IN NET ASSETS:	(8,440,270)

NET ASSETS AVAILABLE FOR BENEFITS: Beginning of year	$51,916,394

End of year	$43,476,124

See accompanying notes to financial statements.

ARVINMERITOR, INC.

HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the ArvinMeritor, Inc., Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

General – The Plan is a defined contribution retirement savings plan covering eligible hourly employees of ArvinMeritor, Inc (the “Company”). Eligible employees may participate in the Plan immediately on the date they become an employee. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Eligible employees may elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”). Participants can elect to have their contributions invested in 5% increments in various investment funds.

The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.

Participants can elect to have their contributions invested in 5% increments in various investment funds.

Participants are immediately eligible for matching contributions. The Company’s match varies by location within the Plan. Prior to June 1, 2005, Company contributions were in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock.

The employer matching account of the Plan is an employee stock ownership plan (“ESOP”). As a result, when participants’ accounts received cash dividends on ArvinMeritor stock, they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the ESOP allows participants who had attained either age 55 with 10 years of vesting service, or age 60, the right to transfer funds out of Company stock and into one of the other investment options under the Plan.

Effective June 1, 2005, the Plan was amended to remove restrictions on investment of Company matched contributions. Participants may now elect to diversify into other investment funds all or any portion of Company stock received prior to June 1, 2005 as a Company match. Subsequent to June 1, 2005, Company matching contributions are no longer required to be invested in ArvinMeritor, Inc. stock. Instead, the Company match is invested according to the investment mix participants have elected for their own contributions.

Effective October 1, 2005, the Plan was amended to provide a pension contribution to certain non-union employees hired after October 1, 2005. The pension contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Savings Plan. Pension contributions range between 2% and 4% of participants’ base compensation, plus overtime and annual bonus. Pension contributions are invested according to the investment mix participants have elected for their own contributions.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, pension contributions, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on a participant’s compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Investment of Company matching contributions is participant-directed effective June 1, 2005, as described above. The Plan currently offers 14 mutual funds and the Company’s common stock as investment options for participants.

Vesting – Amounts attributable to participant contributions and Company matching contributions are fully vested at all times. Pension contributions become fully vested after participants reach 5 years of service.

Plan Withdrawals – Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalities may apply to withdrawals or distributions prior to age 59 ½.

Payment of Benefits – On termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution.

Transfers – The Plan allows for employees changing status between hourly and salary to move invested assets to the Plan that correlates to their current status.

Participant Loans – Participants may borrow from their fund accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The loans are secured by the balances in the respective participants’ accounts.

Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods not to exceed 60 months unless for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding loan at a time.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation – Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts, and is stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided on a proportional basis by the issuers of the investment contracts. The trustee’s valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Participant loans are valued at the outstanding loan balance.

Security Transactions and Investment Income – Purchases and sales of securities are reported on trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company, as provided in the Plan document. The amounts reported in the financial statements represent administrative expenses paid by the Plan.

Benefit Payments – Benefit payments to participants are recorded upon distribution.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004

Mutual Funds:
Pimco US Treasury Intermediate Fund	$2,376,511	$1,061,643
T. Rowe Price Balanced Fund	—	4,808,445
T. Rowe Price Mid Cap Growth Fund	2,795,920	1,377,219
T. Rowe Price Growth and Income Fund	3,392,063	1,729,736
Common Stock:
ArvinMeritor*	—	5,964,430
ArvinMeritor	3,689,435	873,494
T. Rowe Price Stable Value Common Trust Fund - at contract value	18,367,717	21,292,272
T. Rowe Price Equity Index Trust Fund	8,201,380	9,627,971

* Nonparticipant - directed as of December 31, 2004 (see Note 1.
Contributions).

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2005

Mutual Funds	$477,954
Common Stock - ArvinMeritor	(2,196,148)

Net depreciation	$(1,718,194)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid T. Rowe Price trustee, administrative and other fees of $16,267 during the Plan year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 256,389 and 305,674 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $4,995,300 and $6,166,610, respectively. During the year ended December 31, 2005, the Plan recorded dividend income from common stock of the sponsoring employer of $108,388.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

		Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value

*	T. Rowe Price	Stable value Common Trust Fund	18,367,717

	Alliance Bernstein	Value Fund	9,438

*	T. Rowe Price	Equity Index Trust Fund	8,201,380

	Goldman Sachs	Cor Int’l Equity	1,380,689

*	T. Rowe Price	Growth and Income Fund	3,392,063

*	T. Rowe Price	Mid-Cap Growth Fund	2,795,920

	Lord Abbett	Small Cap Value	160,492

	Pimco	U.S. Treasury Intermediate Fund	2,376,511

*	T. Rowe Price	Retirement 2010 Fund	256,620

*	T. Rowe Price	Retirement 2020 Fund	321,265

*	T. Rowe Price	Retirement 2030 Fund	343,475

*	T. Rowe Price	Retirement 2040 Fund	241,609

*	T. Rowe Price	Retirement Income Fund	55,819

*	T. Rowe Price	Growth Stock Fund	926,501

*	ArvinMeritor	ArvinMeritor Stock	3,689,435

*	Participant loans	Interest recorded at 1% over prime,
		and maturities up to 60 months	988,115

			$ 43,507,049
* Party-in-interest.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

					(h)
(a)					Current Value
Identity		(c)	(d)	(g)	of Asset on	(l)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net Gain/
Involved	Description of Asset	Price	Price	Asset	Date	(Loss)

T. Rowe Price	Stable Value Common Trust Fund	$1,967,569	$—	$1,967,569	$1,967,569	$—

T. Rowe Price	Stable Value Common Trust Fund	4,898,570	4,898,570	4,898,570	4,898,570	—

T. Rowe Price	Equity Index Trust Fund	594,824	—	594,824	594,824	—

T. Rowe Price	Equity Index Trust Fund	2,379,388	2,410,598	2,379,388	2,410,598	31,210

T. Rowe Price	Growth and Income Fund	2,740,263	—	2,740,263	2,740,263	—

T. Rowe Price	Growth and Income Fund	783,400	818,927	783,400	818,927	35,527

T. Rowe Price	Balanced Fund	293,451	—	293,451	293,451	—

T. Rowe Price	Balanced Fund	4,753,675	5,150,195	4,753,675	5,150,195	396,520

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARVINMERITOR, INC. HOURLY

EMPLOYEES SAVINGS PLAN

By: /s/ Richard D. Greb, Plan Administrator

Richard D. Greb, Plan Administrator

June 15, 2006